SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                                (Amendment No. 1)


                            HMG WORLDWIDE CORPORATION
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)


                                    404235103
                                 (CUSIP Number)

                    Wynnefield Partners Small Cap Value, L.P.
                           One Penn Plaza - Suite 4720
                            New York, New York 10119
                           Attention: Mr. Nelson Obus
            (Name, Address and Telephone Number of Person Authorized)
                     to Receive Notices and Communications)


                                    Copy to:

                            Steven F. Wasserman, Esq.
                         Berlack, Israels & Liberman LLP
                              120 West 45th Street
                            New York, New York 10035
                                 (212) 704-0100

                               September 21, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(3) 13d-1(f) or 13d-1(g), check the following box: ( X )

SCHEDULE 13D
CUSIP No. 404235103                                            Page 2 of 9 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       WC (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS (2)(d) or (2)(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            58,410
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             58,410
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        58,410 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       PN


--------------------------------------------------------------------------------

                              (Page 2 of 9 Pages)

SCHEDULE 13D
CUSIP No. 404235103                                            Page 3 of 9 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       WC (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS (2)(d) or (2)(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       CAYMAN ISLANDS


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            45,410
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             45,410
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        45,410 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .4%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       CO


--------------------------------------------------------------------------------

                              (Page 3 of 9 Pages)

SCHEDULE 13D
CUSIP No. 404235103                                            Page 4 of 9 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. I

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3953291


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

       WC (SEE ITEM 3)


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS (2)(d) or (2)(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            56,080
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             56,080
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        56,080 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       PN


--------------------------------------------------------------------------------

                              (Page 4 of 9 Pages)

Item 1.  Security and Issuer.

         This Statement relates to shares of the Common Stock, $0.01 par value per share (the "Shares"), of HMG Worldwide Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 475 Tenth Avenue, New York, New York 10018.

Item 2.  Identity and Background.

         Incorporated by reference to the initial Schedule 13D filing.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not Applicable.

Item 4.  Purposes of Transaction.

         This Schedule 13D is filed as a result of the Wynnefield Group selling shares of HMG Worldwide Corporation. As a result, it presently beneficially owns less than 5% of the outstanding common stock.

Item 5.  Interests in Securities of the Issuer.

         (a) As of the close of business on the date hereof, the three entities referred to as the Wynnefield Group beneficially owned a total of 160,000 Shares, the separate ownership of which is set forth on Schedule 13D, Amendment No. 1. The Shares owned by the three entities referred to as the Wynnefield Group represent approximately 1.4% of the outstanding Shares of the Issuer, based on the 11,326,000 Shares reported as outstanding.

         (b) The entities in the Wynnefield Group made their separate sales of Shares in the over-the-counter market as follows:


                                               Number                     Price
    Name                Date                 of Shares                 Per Share
    ----                ----                 ---------                 ---------
Partnership         April 13, 1999            39,600                    $ 4.0

Partnership         April 14, 1999             2,100                      4.0

Partnership         April 23, 1999            10,000                      4.0

Partnership         May 4, 1999                  230                      4.5


                              (Page 5 of 9 Pages)

                                               Number                     Price
    Name                Date                 of Shares                 Per Share
    ----                ----                 ---------                 ---------
Partnership         May 4, 1999                  230                      4.0

Partnership         May 5, 1999                2,200                   4.4918

Partnership         May 6, 1999               11,200                     4.25

Partnership         May 7, 1999                2,000                     4.25

Partnership         May 11, 1999               8,500                     4.25

Partnership         May 14, 1999               1,180                     4.25

Partnership         May 17, 1999                 400                     4.25

Partnership         May 19 ,1999               1,500                     4.25

Partnership         July 6, 1999              10,700                     4.19

Partnership         July 7, 1999               3,600                    4.335

Partnership         July 8, 1999               1,100                      5.0

Partnership         July 9, 1999                 350                     4.75

Partnership         July 12, 1999             31,900                   4.8053

Partnership         July 19, 1999              3,900                   4.5625

Partnership         September 7, 1999         18,900                    4.125

Partnership         September 8, 1999         13,000                    4.125

Partnership         September 9, 1999            400                    4.125

Partnership         September 10, 1999        21,900                   4.1875

Partnership         September 13, 1999         3,400                   4.1875

Partnership         September 21, 1999         9,700                    4.625


Partnership I       April 23, 1999            10,000                      4.0

Partnership I       May 4,1999                   250                      4.5

Partnership I       May 5, 1999                2,700                   4.4918

Partnership I       May 6, 1999               13,600                     4.25

Partnership I       May 7, 1999                2,400                     4.25


                              (Page 6 of 9 Pages)

                                               Number                     Price
    Name                Date                 of Shares                 Per Share
    ----                ----                 ---------                 ---------
Partnership I       May 11, 1999              10,500                     4.25

Partnership I       May 14, 1999               1,400                     4.25

Partnership I       May 17, 1999                 550                     4.25

Partnership I       May 19 ,1999               2,500                     4.25

Partnership I       July 6, 1999              14,200                     4.19

Partnership I       July 7, 1999               4,800                    4.335

Partnership I       July 8, 1999               1,400                      5.0

Partnership I       July 9, 1999                 450                     4.75

Partnership I       July 12, 1999              8,500                   4.8053

Partnership I       July 19, 1999              5,100                   4.5625

Partnership I       July 30, 1999              9,300                      4.5

Partnership I       August 27, 1999              900                     3.75

Partnership I       September 7, 1999         22,700                    4.125

Partnership I       September 8, 1999         17,300                    4.125

Partnership I       September 10, 1999        28,400                   4.1875

Partnership I       September 13, 1999         4,500                   4.1875

Partnership I       September 21, 1999        12,900                    4.625


Fund                April 23, 1999             5,000                      4.0

Fund                May 4,1999                   120                      4.5

Fund                May 5, 1999                1,200                   4.4918

Fund                May 6, 1999                6,000                     4.25

Fund                May 7, 1999                1,100                     4.25

Fund                May 11, 1999               4,800                     4.25

Fund                May 14, 1999                 620                     4.25

Fund                May 17, 1999                 250                     4.25


                              (Page 7 of 9 Pages)

                                               Number                     Price
    Name                Date                 of Shares                 Per Share
    ----                ----                 ---------                 ---------
Fund                May 19 ,1999               1,000                     4.25

Fund                July 6, 1999               5,000                     4.19

Fund                July 7, 1999               1,700                    4.335

Fund                July 8, 1999                 500                      5.0

Fund                July 9, 1999                 200                     4.75

Fund                July 12, 1999             15,000                   4.8053

Fund                July 19, 1999              1,900                   4.5625

Fund                September 7, 1999         10,400                    4.125

Fund                September 8, 1999          6,200                    4.125

Fund                September 10, 1999        10,200                   4.1875

Fund                September 13, 1999         1,600                   4.1875

Fund                September 21, 1999         4,600                    4.625


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Incorporated by Reference to the initial Schedule 13D filing.



                              (Page 8 of 9 Pages)

Item 7.  Material to be Filed as Exhibits.

         Not applicable.



                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: October 6, 1999
                           WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                           WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I


                           By: Wynnefield Capital Management, LLC,
                               General Partner

                           By:      S/Joshua Landes
                                    --------------------------------------
                                    Joshua Landes, Managing Member

                           WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.


                           By:      Wynnefield Capital, Inc.


                           By:      S/Joshua Landes
                                    --------------------------------------
                                    Joshua Landes, Vice President



                              (Page 9 of 9 Pages)